

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

Richard Manson
Chief Financial Officer
Olympic Steel Inc.
22901 Millcreek Blvd
Suite 650
Highland Hills, OH 44122

> **Re: Olympic Steel Inc.**
> **Registration Statement on Form S-3**
> **Filed May 5, 2025**
> **File No. 333-286976**

Dear Richard Manson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Michael Solecki